January 5, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Windstream Corporation
Registration Statement on Form S-4
File No. 333-163477

Ladies and Gentlemen:

The undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated to 10:00 a.m. (Central Time) on Thursday, January 7, 2010, or as soon thereafter as practicable.

Windstream Corporation (the “Company”) hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Windstream Corporation

By:	/s/ John P. Fletcher
Name:	John P. Fletcher
Title:	Executive Vice President, General Counsel and Secretary